FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

I

The documents listed below as Exhibits 99.1 and 99.2 to this Form 6-K are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Notice of Variation and Extension dated October 8, 2009
99.2

News release dated October 9, 2009 announcing “Transalta announces mailing of notice of variation and extension increasing its offer for Canadian Hydro Developers to $5.25 cash per share and extending to October 20, 2009”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

Dated: October 8, 2009

By:

/s/ Maryse St.-Laurent

Name:  Maryse St.-Laurent

Title:

Corporate Secretary

EXHIBIT INDEX

EXHIBIT NUMBER

DESCRIPTION

99.1	Notice of Variation and Extension dated October 8, 2009
99.2

News release dated October 9, 2009 announcing “Transalta announces mailing of notice of variation and extension increasing its offer for Canadian Hydro Developers to $5.25 cash per share and extending to October 20, 2009”

1